Filed Pursuant to Rule 424(b)(3) and Rule 424(b)(8)
Registration Statement No.      333-280489

Prospectus Supplement No. 2

(To prospectus dated July 8, 2024)

AB INTERNATIONAL GROUP CORP.

Up to 4,500,000,000 Shares of Common Stock

This Prospectus Supplement No. 2 supplements the prospectus dated July 8, 2024, relating to the resale by the Selling Stockholder of up to 4,500,000,000 shares of common stock, par value $0.001 per share (the “Common Stock), of AB International Group Corp. (“AB International,” “we,” “us”, “our” or the “Company”), a Nevada corporation. Shares amounting to 3,000,000,000 shares of Common Stock are purchasable by Alumni Capital pursuant to the terms and conditions of the Purchase Agreement that we entered into with Alumni Capital on June 13, 2024 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, we have the right to “put”,” or sell, at our discretion, up to $5,000,000 worth of shares of Common Stock to Alumni Capital. This arrangement is also sometimes referred to herein as the “Equity Line” and the $5,000,000 amount is sometimes referred to herein as the “Commitment Amount.” The 3,000,000,000 shares of Common Stock to be issued in connection with the Purchase Agreement would only represent approximately $420,000 using 70% of the lowest daily VWAP for the five days ending on July 3, 2024, which is far below $5,000,000 (the full amount of the Purchase Agreement). As a result, given our stock price, we may only be able to raise a small portion of the entire commitment amount under the Purchase Agreement.

Shares amounting to 1,500,000,000 are purchasable upon exercise at $0.00128 per share by Alumni Capital pursuant to the terms and conditions of a Common Stock Purchase Warrant. The number of shares under the Common Stock Purchase Warrant is subject to change based on the following formula: (i) fifty percent (50%) of the Commitment Amount, less the exercise value of all partial exercises prior to the Exercise Date, divided by (ii) the Exercise Price on the Exercise Date. The exercise price per was calculated by dividing $3,000,000 by the total number of issued and outstanding shares of common stock as of June 13, 2024. The exercise price is subject to change based on a change in the number of our outstanding shares.

We are not selling any shares of Common Stock under this prospectus and will not receive any of the proceeds from the sale of the Common Stock by Alumni Capital (referred to herein as the “Selling Stockholder”). However, we may receive up to an aggregate of $5 million in proceeds from the sale of our Common Stock to Alumni Capital pursuant to the Equity Line and up to $2.5 million in proceeds if Alumni Capital exercises the Common Stock Purchase Warrant.

This Prospectus Supplement No. 2 incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on July 15, 2024.

You should read this Prospectus Supplement No. 2 in conjunction with the prospectus, including any supplements and amendments thereto.

This Prospectus Supplement No. 2 is qualified by reference to the prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the prospectus. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our Common Stock is quoted on the OTCPink, under the symbol “ABQQ.” On July 17, 2024, the last reported sale price of the Common Stock on the OTCPink was $0.0002 per share.

Investing in these securities involves a high degree of risk. See “Risk Factors” on page 4 of the prospectus for a discussion of information that should be carefully considered in connection with an investment in these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 5, 2024.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 19, 2024

AB International Group Corp.

(Exact name of registrant as specified in its charter)

Nevada	000-55979	37-1740351
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

144 Main Street, Mt. Kisco, NY	10549
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (914) 202-3108

______________________ (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      [ ]

Item 8.01 Other Events

As previously disclosed, on May 18, 2023, our board of directors and majority shareholder approved giving the board of directors discretionary authority for a period of one year to file a certificate of change to our articles of incorporation to conduct a reverse split of our issued and outstanding shares of our common stock by a ratio of not less than 1-for-2,000 and not more than 1-for-20,000.

Also, as previously disclosed, on April 22, 2024, our board of directors approved a reverse split of our common stock at the ratio of 1-for 2,000. We have submitted an application with FINRA for the reverse split and it is currently under review.

On August 19, 2024, however, the Board of Directors decided to cancel the company's upcoming 1-for 2,000 reverse split. The Board of Directors decided it would not be in the best interest of the shareholders or the Company to execute a reverse split at this time. The Company informed FINRA that it will not be moving forward with the reverse split and withdrew its application.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AB International Group Corp.

/s/ Chiyuan Deng

Chiyuan Deng

President

Date: August 19, 2024

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